FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2011.

Total number of pages: 64

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2010 (Unaudited)
(FROM APRIL 1, 2010 TO DECEMBER 31, 2010) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2010 (Unaudited)

(FROM APRIL 1, 2010 TO DECEMBER 31, 2010)

CONSOLIDATED

Released on February 24, 2011

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2010 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended December 31
	2009	2010	2010
Net sales	¥152,391	¥179,255	$2,199,718
Operating income	23,516	22,029	270,328
Income from continuing operations before income taxes	25,299	20,037	245,883
Income from continuing operations attributable to Nidec Corporation	16,315	13,816	169,542
Loss on discontinued operations attributable to Nidec Corporation	-	-	-
Net income attributable to Nidec Corporation	¥16,315	¥13,816	$169,542
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥117.13	¥99.08	$1.22
Loss on discontinued operations attributable to Nidec Corporation	-	-	-
Net income attributable to Nidec Corporation	117.13	99.08	1.22
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	117.13	92.72	1.14
Loss on discontinued operations attributable to Nidec Corporation	-	-	-
Net income attributable to Nidec Corporation	¥117.13	¥92.72	$1.14

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the nine months ended December 31
	2009	2010	2010
Net sales	¥421,134	¥520,046	$6,381,716
Operating income	51,837	73,551	902,577
Income from continuing operations before income taxes	47,773	61,330	752,608
Income from continuing operations attributable to Nidec Corporation	31,032	40,830	501,043
Loss on discontinued operations attributable to Nidec Corporation	(929)	-	-
Net income attributable to Nidec Corporation	¥30,103	¥40,830	$501,043
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥222.78	¥293.02	$3.60
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	216.12	293.02	3.60
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	222.78	285.75	3.51
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	¥216.12	¥285.75	$3.51

CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2010
	March 31	December 31	December 31
Current assets	¥374,883	¥370,131	$4,542,042
Investments	18,076	16,466	202,061
Property, plant, equipment and others	299,832	351,209	4,309,842
Total assets	692,791	737,806	9,053,945
Current liabilities	262,265	210,008	2,577,101
Long-term liabilities	28,995	128,764	1,580,120
Total liabilities	291,260	338,772	4,157,221
Total Nidec Corporation shareholders’ equity	340,309	343,495	4,215,180
Noncontrolling interests	61,222	55,539	681,544
Total liabilities and equity	¥692,791	¥737,806	$9,053,945

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Net cash provided by operating activities	¥67,147	¥56,126	$688,747
Net cash used in investing activities	(30,765)	(94,195)	(1,155,909)
Net cash (used in) provided by financing activities	(114,395)	14,350	176,095
Effect of exchange rate changes on cash and cash equivalents	(5,398)	(10,604)	(130,126)
Net decrease in cash and cash equivalents	(83,411)	(34,323)	(421,193)
Cash and cash equivalents at beginning of period	200,966	123,309	1,513,180
Cash and cash equivalents at end of period	¥117,555	¥88,986	$1,091,987

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology, automobile and other relevant product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls ("EMC") business, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and "Japanese yen," “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three and Nine Months Ended December 31, 2010 Compared to Three and Nine Months Ended December 31, 2009 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended December 31
	2009	2010	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥52,996	¥48,834	¥(4,162)	(7.9)%
Other small precision brushless DC motors	19,752	16,354	(3,398)	(17.2)
Brushless DC fans	8,072	8,707	635	7.9
Other small precision motors	4,215	4,536	321	7.6
Sub-total	85,035	78,431	(6,604)	(7.8)
General motors *	18,043	43,063	25,020	138.7
Machinery	12,173	20,025	7,852	64.5
Electronic and optical components	28,911	28,649	(262)	(0.9)
Others	8,229	9,087	858	10.4
Consolidated total	¥152,391	¥179,255	¥26,864	17.6%

	(Yen in millions) For the nine months ended December 31
	2009	2010	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥150,626	¥153,213	¥2,587	1.7%
Other small precision brushless DC motors	55,748	56,345	597	1.1
Brushless DC fans	24,233	26,033	1,800	7.4
Other small precision motors	12,829	14,022	1,193	9.3
Sub-total	243,436	249,613	6,177	2.5
General motors *	49,874	91,168	41,294	82.8
Machinery	29,071	58,046	28,975	99.7
Electronic and optical components	78,189	95,170	16,981	21.7
Others	20,564	26,049	5,485	26.7
Consolidated total	¥421,134	¥520,046	¥98,912	23.5%

* Note: From the three months ended September 30, 2010, the product category has been renamed from "Mid-size motors" to "General motors," due to the addition of "Large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Our net sales increased ¥26,864 million, or 17.6%, from ¥152,391 million for the three months ended December 31, 2009 to ¥179,255 million for the three months ended December 31, 2010. This increase was primarily due to the contributions of recently consolidated subsidiaries, including Nidec Motor Corporation, the former motors and controls business of Emerson Electric Co., which we acquired on September 30, 2010, whose sales were ¥17,621 million for the three months ended December 31, 2010, and Nidec Sole Motor Corporation S.R.L., which we acquired in January 2010, whose sales were ¥3,854 million for the three months ended December 31, 2010.

Excluding the impact of the recently consolidated subsidiaries, our net sales increased ¥5,389 million, or 3.5%, for the three months ended December 31, 2010 compared to the three months ended December 31, 2009. This increase was mainly due to an increase in sales of products in the "machinery" and "general motors" product categories, which was offset in part by a decrease in sales of "small precision motors" primarily reflecting lower customer demand in December 2010 and the Japanese yen appreciation against the U.S. dollar.

The strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as unit prices of many of our products are denominated in U.S. dollars and we have expanded, and continue to seek opportunities to expand, our overseas operations. For example, on September 30, 2010, we acquired Emerson Electric Co.'s motors and controls ("EMC") business, as described below. Appreciation of the Japanese yen against other currencies will also affect our foreign currency translation adjustments, which will negatively affect our shareholders’ equity. The Japanese yen appreciated approximately 8% against the U.S. dollar to ¥82.64 to the U.S. dollar on a three-month average basis between the three months ended December 31, 2009 and 2010. As of January 26, 2011, the exchange rate between the two currencies was ¥82.20 to the U.S. dollar. We expect the Japanese yen to further appreciate against the U.S. dollar at least for the remainder of the fiscal year ending March 31, 2011.

Our net sales increased ¥98,912 million, or 23.5%, from ¥421,134 million for the nine months ended December 31, 2009 to ¥520,046 million for the nine months ended December 31, 2010.

(Small precision motors)

Net sales of small precision motors decreased ¥6,604 million, or 7.8%, from ¥85,035 million for the three months ended December 31, 2009 to ¥78,431 million for the three months ended December 31, 2010. Net sales of each product group included in “small precision motors” are discussed below.

Net sales of small precision motors increased ¥6,177 million, or 2.5%, from ¥243,436 million for the nine months ended December 31, 2009 to ¥249,613 million for the nine months ended December 31, 2010. On a nine-month average basis, the Japanese yen exchange rate appreciated approximately 7% to ¥86.85 against the U.S. dollar for the nine months ended December 31, 2010 compared to the same period of the previous fiscal year, having a smaller negative impact on net sales than the 8% appreciation on a three-month average basis between the three months ended December 31, 2009 and 2010.

Hard disk drives spindle motors

Net sales of hard disk drives ("HDDs") spindle motors decreased ¥4,162 million, or 7.9%, from ¥52,996 million for the three months ended December 31, 2009 to ¥48,834 million for the three months ended December 31, 2010. This decrease was primarily due to the 8% appreciation of the Japanese yen against the U.S. dollar compared to the three months ended December 31, 2009. Unit shipment of our spindle motors for 2.5-inch HDDs increased 10% for the three months ended December 31, 2010 compared to the three months ended December 31, 2009. Sales of our spindle motors for 2.5-inch HDDs, however, decreased 1% for the three months ended December 31, 2010 compared to the three months ended December 31, 2009. The difference between the 10% increase in unit shipment and the 1% decrease in sales was primarily due to the 8% appreciation of the Japanese yen against the U.S. dollar and a 2% decrease in the average unit price on U.S. dollar basis of spindle motors for 2.5-inch HDDs. Unit shipment and sales of our spindle motors for 3.5-inch HDDs decreased 8% and 14%, respectively, for the three months ended December 31, 2010 compared to the three months ended December 31, 2009. The difference in the rate of decrease between 8% in unit shipment and 14% in sales of spindle motors for 3.5-inch HDDs was primarily due to the 8% appreciation of the Japanese yen against the U.S. dollar, which was offset in part by a 2% increase in the average unit price on a U.S. dollar basis.

Net sales of hard disk drives spindle motors accounted for 34.8% of total net sales for the three months ended December 31, 2009 and 27.2% of total net sales for the three months ended December 31, 2010.

Net sales of hard disk drives spindle motors increased ¥2,587 million, or 1.7%, from ¥150,626 million for the nine months ended December 31, 2009 to ¥153,213 million for the nine months ended December 31, 2010.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥3,398 million, or 17.2%, from ¥19,752 million for the three months ended December 31, 2009 to ¥16,354 million for the three months ended December 31, 2010. This decrease was primarily due to a ¥3,310 million, or 26%, decrease in sales by Nidec Corporation and its direct subsidiaries primarily reflecting weaker demand for small precision brushless DC motors for optical disk drives.

Net sales of other small precision brushless DC motors accounted for 13.0% of total net sales for the three months ended December 31, 2009 and 9.1% of total net sales for the three months ended December 31, 2010.

Net sales of other small precision brushless DC motors increased ¥597 million, or 1.1%, from ¥55,748 million for the nine months ended December 31, 2009 to ¥56,345 million for the nine months ended December 31, 2010.

Brushless DC fans

Net sales of brushless DC fans increased ¥635 million, or 7.9%, from ¥8,072 million for the three months ended December 31, 2009 to ¥8,707 million for the three months ended December 31, 2010. This increase was primarily due to a ¥476 million, or 7%, increase in sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for the three months ended December 31, 2010 compared to the three months ended December 31, 2009.

Net sales of brushless DC fans accounted for 5.3% of total net sales for the three months ended December 31, 2009 and 4.9% of total net sales for the three months ended December 31, 2010.

Net sales of brushless DC fans increased ¥1,800 million, or 7.4%, from ¥24,233 million for the nine months ended December 31, 2009 to ¥26,033 million for the nine months ended December 31, 2010.

Other small precision motors

Net sales of other small precision motors increased ¥321 million, or 7.6%, from ¥4,215 million for the three months ended December 31, 2009 to ¥4,536 million for the three months ended December 31, 2010.

Net sales of other small precision motors accounted for 2.7% of total net sales for the three months ended December 31, 2009 and 2.6% of total net sales for the three months ended December 31, 2010.

Net sales of other small precision motors increased ¥1,193 million, or 9.3%, from ¥12,829 million for the nine months ended December 31, 2009 to ¥14,022 million for the nine months ended December 31, 2010.

(General motors)

From the three months ended September 30, 2010, this product category has been renamed from "Mid-size motors" to "General motors," due to the addition of "Large-size motors for industrial use" to this category resulting from our acquisition of the EMC business on September 30, 2010.

Net sales of general motors increased ¥25,020 million, or 138.7%, from ¥18,043 million for the three months ended December 31, 2009 to ¥43,063 million for the three months ended December 31, 2010. This increase was primarily due to the contributions of recently consolidated subsidiaries, including Nidec Motor Corporation (the acquired EMC business) whose sales were ¥17,621 million for the three months ended December 31, 2010, and Nidec Sole Motor Corporation S.R.L. whose sales were ¥3,854 million for the three months ended December 31, 2010. Excluding the impact of the recently consolidated subsidiaries, sales of general motors for home appliances and industrial use and sales of general motors for automobiles for the three months ended December 31, 2010 increased ¥1,676 million and ¥1,869 million, or 19% and 21%, respectively, compared to the three months ended December 31, 2009.

Net sales of general motors accounted for 11.8% of our total net sales for the three months ended December 31, 2009 and 24.0% of total net sales for the three months ended December 31, 2010.

Net sales of general motors increased ¥41,294 million, or 82.8%, from ¥49,874 million for the nine months ended December 31, 2009 to ¥91,168 million for the nine months ended December 31, 2010.

(Machinery)

Net sales of machinery increased ¥7,852 million, or 64.5%, from ¥12,173 million for the three months ended December 31, 2009 to ¥20,025 million for the three months ended December 31, 2010.

This increase was primarily due to sales at the Nidec Sankyo group of such products as LCD panel handling robots, which increased ¥3,402 million, or 66%, for the three months ended December 31, 2010 compared to the three months ended December 31, 2009. The increase in net sales of machinery was also due to an increase in sales of electronic circuit test systems at the Nidec-Read group of ¥1,588 million, or 88%, compared to the three months ended December 31, 2009, and an increase in sales of press machines for electronic components at the Nidec-Kyori group of ¥1,084 million, or 88%, compared to the three months ended December 31, 2009, mainly reflecting increasing demand for digital equipment, such as smartphones. Sales at the Nidec-Shimpo group increased ¥1,070 million for the three months ended December 31, 2010 compared to the three months ended December 31, 2009, primarily due to increased capital expenditures by our customers.

Net sales of machinery accounted for 8.0% of our total net sales for the three months ended December 31, 2009 and 11.2% of total net sales for the three months ended December 31, 2010.

Net sales of machinery increased ¥28,975 million, or 99.7%, from ¥29,071 million for the nine months ended December 31, 2009 to ¥58,046 million for the nine months ended December 31, 2010.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥262 million, or 0.9%, from ¥28,911 million for the three months ended December 31, 2009 to ¥28,649 million for the three months ended December 31, 2010. This decrease was due in part to a decrease of ¥777 million, or 5%, in sales at the Nidec Copal group of such products as shutters and lens units for digital cameras primarily reflecting weaker consumer demand for digital cameras, compared to the three months ended December 31, 2009. The decrease in net sales is also attributable to a decrease of ¥135 million, or 2%, in sales at the Nidec Sankyo group, compared to the three months ended December 31, 2009, primarily due to a decrease in sales of such products as plastic-mold products of Nidec Nissin, a subsidiary of Nidec Sankyo. The decrease in net sales is offset in part by an increase of ¥650 million, or 10%, in net sales at the Nidec Copal Electronics group of such products as circuit components and sensors for the three months ended December 31, 2010 compared to the three months ended December 31, 2009.

Net sales of electronic and optical components accounted for 19.0% of our total net sales for the three months ended December 31, 2009 and 16.0% of total net sales for the three months ended December 31, 2010.

Net sales of electronic and optical components increased ¥16,981 million, or 21.7%, from ¥78,189 million for the nine months ended December 31, 2009 to ¥95,170 million for the nine months ended December 31, 2010.

(Others)

Net sales of other products increased ¥858 million, or 10.4%, from ¥8,229 million for the three months ended December 31, 2009 to ¥9,087 million for the three months ended December 31, 2010. This was primarily due to an increase of ¥701 million, or 12%, in sales at the Nidec Tosok group of automotive parts compared to the three months ended December 31, 2009. Sales at the Nidec Total Service group and the Nidec Logistics group also increased compared to the three months ended December 31, 2009.

Net sales of other products accounted for 5.4% of total net sales for the three months ended December 31, 2009 and 5.0% of total net sales for the three months ended December 31, 2010.

Net sales of other products increased ¥5,485 million, or 26.7%, from ¥20,564 million for the nine months ended December 31, 2009 to ¥26,049 million for the nine months ended December 31, 2010.

Cost of Products Sold

Our cost of products sold increased ¥26,235 million, or 23.8%, from ¥110,104 million for the three months ended December 31, 2009 to ¥136,339 million for the three months ended December 31, 2010. Excluding the impact of the recently consolidated subsidiaries, our cost of products sold increased ¥7,431 million from ¥110,104 million for the three months ended December 31, 2009 to ¥117,535 million for the three months ended December 31, 2010.This increase generally corresponded to the overall increase in sales.

As a percentage of net sales, our cost of products sold increased from 72.3% for the three months ended December 31, 2009 to 76.1% for the three months ended December 31, 2010. This increase was primarily due to a rise in raw material costs, higher labor costs, an increase in unit volumes of products with lower margins, a decrease in unit prices, the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and a decrease in our manufacturing capacity utilization rate resulting from a recent significant decrease in customer demand at the end of the three months ended December 31, 2010.

Our cost of products sold increased ¥70,119 million, or 22.2%, from ¥315,332 million for the nine months ended December 31, 2009 to ¥385,451 million for the nine months ended December 31, 2010.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,228 million, or 10.0%, from ¥12,338 million for the three months ended December 31, 2009 to ¥13,566 million for the three months ended December 31, 2010. Excluding the impact of the recently consolidated subsidiaries, our selling, general and administrative expenses decreased ¥197 million from ¥12,338 million for the three months ended December 31, 2009 to ¥12,141 million for the three months ended December 31, 2010.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.1% for the three months ended December 31, 2009 to 7.5% for the three months ended December 31, 2010.

Our selling, general and administrative expenses increased ¥4,845 million, or 13.5%, from ¥35,771 million for the nine months ended December 31, 2009 to ¥40,616 million for the nine months ended December 31, 2010.

Research and Development Expenses

Our research and development expenses increased ¥888 million, or 13.8%, from ¥6,433 million for the three months ended December 31, 2009 to ¥7,321 million for the three months ended December 31, 2010. Excluding the impact of the recently consolidated subsidiaries, our research and development expenses increased ¥136 million from ¥6,433 million for the three months ended December 31, 2009 to ¥6,569 million for the three months ended December 31, 2010. This increase was due mainly to the effect of increasing investment cost relating to general motors for automobiles product category.

As a percentage of net sales, our research and development expenses decreased from 4.2% for the three months ended December 31, 2009 to 4.1% for the three months ended December 31, 2010.

Our research and development expenses increased ¥2,234 million, or 12.3%, from ¥18,194 million for the nine months ended December 31, 2009 to ¥20,428 million for the nine months ended December 31, 2010.

Operating Income

As a result of the foregoing, our operating income decreased ¥1,487 million, or 6.3%, from ¥23,516 million for the three months ended December 31, 2009 to ¥22,029 million for the three months ended December 31, 2010.

As a percentage of net sales, our operating income decreased from 15.4% for the three months ended December 31, 2009 to 12.3% for the three months ended December 31, 2010.

Our operating income increased ¥21,714 million, or 41.9%, from ¥51,837 million for the nine months ended December 31, 2009 to ¥73,551 million for the nine months ended December 31, 2010.

Other Income (Expense)

We had net other expense of ¥1,992 million for the three months ended December 31, 2010, as compared to net other income of ¥1,783 million for the three months ended December 31, 2009. Excluding the impact of the recently consolidated subsidiaries, we had net other expense of ¥2,000 million for the three months ended December 31, 2010.

This change was mainly due to a net exchange loss of ¥1,785 million for the three months ended December 31, 2010, as compared to a net foreign exchange gain of ¥1,750 million for the three months ended December 31, 2009.

Our other expenses increased ¥8,157 million, or 200.7%, from ¥4,064 million for the nine months ended December 31, 2009 to ¥12,221 million for the nine months ended December 31, 2010.

The exchange rates between the Japanese yen to the U.S. dollar were ¥98.23 to the U.S. dollar as of March 31, 2009 and ¥92.10 to the U.S. dollar as of December 31, 2009. The Japanese yen appreciated against the U.S. dollar to ¥93.04 to the U.S. dollar as of March 31, 2010 and further to ¥81.49 to the U.S. dollar as of December 31, 2010. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥5,262 million, or 20.8%, from ¥25,299 million for the three months ended December 31, 2009 to ¥20,037 million for the three months ended December 31, 2010.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 16.6% for the three months ended December 31, 2009 to 11.2% for the three months ended December 31, 2010.

Our income from continuing operations before income taxes increased ¥13,557 million, or 28.4%, from ¥47,773 million for the nine months ended December 31, 2009 to ¥61,330 million for the nine months ended December 31, 2010.

Income Taxes

Our income taxes decreased ¥2,510 million, or 34.3%, from ¥7,311 million for the three months ended December 31, 2009 to ¥4,801 million for the three months ended December 31, 2010. This was primarily due to a decrease in income from continuing operations before income taxes.

Our income taxes increased ¥1,526 million, or 11.1%, from ¥13,806 million for the nine months ended December 31, 2009 to ¥15,332 million for the nine months ended December 31, 2010.

The estimated effective income tax rate for the nine months ended December 31, 2010 was 25.0%, 3.9 percentage points lower compared with the effective income tax rate for the nine months ended December 31, 2009. The main reason for the decrease was the net impact of a decrease in tax (benefit) on undistributed earnings, a decrease in valuation allowance, and a decrease in the impact of tax benefit in foreign subsidiaries.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥31 million, or 96.9%, from ¥32 million for the three months ended December 31, 2009 to ¥1 million for the three months ended December 31, 2010.

We had equity in net income of affiliated companies of ¥5 million for the nine months ended December 31, 2010, as compared to equity in net loss of affiliated companies of ¥47 million for the nine months ended December 31, 2009.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥2,783 million, or 15.4%, from ¥18,020 million for the three months ended December 31, 2009 to ¥15,237 million for the three months ended December 31, 2010.

Our income from continuing operations increased ¥12,083 million, or 35.6%, from ¥33,920 million for the nine months ended December 31, 2009 to ¥46,003 million for the nine months ended December 31, 2010.

Loss on Discontinued Operations

We recorded ¥1,287 million of loss on discontinued operations for the nine months ended December 31, 2009, but had no such loss for the nine months ended December 31, 2010.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥2,783 million, or 15.4%, from ¥18,020 million for the three months ended December 31, 2009 to ¥15,237 million for the three months ended December 31, 2010.

Our consolidated net income increased ¥13,370 million, or 41.0%, from ¥32,633 million for the nine months ended December 31, 2009 to ¥46,003 million for the nine months ended December 31, 2010.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥284 million, or 16.7%, from ¥1,705 million for the three months ended December 31, 2009 to ¥1,421 million for the three months ended December 31, 2010. This decrease was primarily due to decreases in income at some of our group companies, including Nidec Sankyo Corporation, Nidec Copal Corporation and their respective subsidiaries.

Our net income attributable to noncontrolling interests increased ¥2,643 million, or 104.5%, from ¥2,530 million for the nine months ended December 31, 2009 to ¥5,173 million for the nine months ended December 31, 2010.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥2,499 million, or 15.3%, from ¥16,315 million for the three months ended December 31, 2009 to ¥13,816 million for the three months ended December 31, 2010.

As a percentage of net sales, our net income decreased from 10.7% for the three months ended December 31, 2009 to 7.7% for the three months ended December 31, 2010.

Our net income attributable to Nidec Corporation increased ¥10,727 million, or 35.6%, from ¥30,103 million for the nine months ended December 31, 2009 to ¥40,830 million for the nine months ended December 31, 2010.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Beginning in the quarterly reporting period ended September 30, 2010, we have changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Our acquired subsidiaries have been included in our segments for internal management reporting to the chief operating decision maker and for external reporting. Because the number of our subsidiaries has been increasing due to our recent acquisitions such as our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010, we have made modifications to our management style that are designed to enhance profitability at each group company level. The current segment reporting is based on our modified management decision-making process. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended December 31, 2009 and 2010. We have also changed our abbreviations for the reporting segments, as described below.

Nidec acquired Emerson Electric Co.'s motors and controls business on September 30, 2010. The acquired business has been identified as a reportable operating segment (the “NMC” segment) since the current quarterly reporting period ended December 31, 2010.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The NIRT (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NIPC (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NIDC (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The NILS (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The NIHC (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NILF (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The NMC segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, other subsidiaries in North America, Latin America Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Nidec Servo Corporation, or NSRV, was not identified as reportable segments since the period ended September 30, 2010, due to its immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for NIRT (formerly NET), NIPC (formerly NCC), NIDC (formerly NCD), NILS (formerly NCS), NIHC (formerly NCH), NILF (formerly NCF), NMC and NMA. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended December 31, 2009 and 2010. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended December 31, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
NCJ
Net sales to external customers	¥18,144	¥17,603	$216,014
Net sales to other operating segments	20,207	17,772	218,088
Sub total	38,351	35,375	434,102
NIRT
Net sales to external customers	22,573	20,318	249,331
Net sales to other operating segments	11,430	10,873	133,427
Sub total	34,003	31,191	382,758
NIPC
Net sales to external customers	6,102	6,368	78,145
Net sales to other operating segments	803	1,018	12,492
Sub total	6,905	7,386	90,637
NIDC
Net sales to external customers	1,502	830	10,185
Net sales to other operating segments	6,659	4,634	56,866
Sub total	8,161	5,464	67,051
NILS
Net sales to external customers	6,501	4,240	52,031
Net sales to other operating segments	113	113	1,387
Sub total	6,614	4,353	53,418
NIHC
Net sales to external customers	12,718	13,756	168,806
Net sales to other operating segments	789	250	3,068
Sub total	13,507	14,006	171,874
NILF
Net sales to external customers	3,564	1,877	23,034
Net sales to other operating segments	6,606	6,340	77,801
Sub total	10,170	8,217	100,835
NSNK
Net sales to external customers	19,047	22,333	274,058
Net sales to other operating segments	245	118	1,448
Sub total	19,292	22,451	275,506
NCPL
Net sales to external customers	16,955	16,617	203,915
Net sales to other operating segments	726	628	7,706
Sub total	17,681	17,245	211,621
NTSC
Net sales to external customers	6,803	7,815	95,901
Net sales to other operating segments	28	39	479
Sub total	6,831	7,854	96,380

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
NCEL
Net sales to external customers	6,502	7,343	90,109
Net sales to other operating segments	8	6	74
Sub total	6,510	7,349	90,183
NTMC
Net sales to external customers	8,858	14,469	177,556
Net sales to other operating segments	221	217	2,663
Sub total	9,079	14,686	180,219
NMC
Net sales to external customers	-	17,621	216,235
Net sales to other operating segments	-	-	-
Sub total	-	17,621	216,235
NMA
Net sales to external customers	8,350	9,606	117,879
Net sales to other operating segments	2,424	1,702	20,886
Sub total	10,774	11,308	138,765
All Others
Net sales to external customers	14,201	18,726	229,795
Net sales to other operating segments	19,835	17,210	211,191
Sub total	34,036	35,936	440,986
Total
Net sales to external customers	151,820	179,522	2,202,994
Net sales to other operating segments	70,094	60,920	747,576
Adjustments (*)	571	(267)	(3,276)
Intersegment elimination	(70,094)	(60,920)	(747,576)
Consolidated total (net sales)	¥152,391	¥ 179,255	$2,199,718

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Operating income or loss:
NCJ	¥2,648	¥1,607	$19,720
NIRT	6,547	5,362	65,799
NIPC	653	494	6,062
NIDC	1,505	355	4,356
NILS	72	34	417
NIHC	169	89	1,092
NILF	2,094	1,264	15,511
NSNK	2,421	2,532	31,071
NCPL	1,828	2,006	24,616
NTSC	906	1,190	14,603
NCEL	744	1,151	14,124
NTMC	540	1,019	12,505
NMC	-	512	6,283
NMA	163	182	2,233
All Others	4,059	3,740	45,895
Total	24,349	21,537	264,287
Adjustments (*)	(833)	492	6,041
Consolidated total	¥23,516	¥22,029	$270,328

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of NCJ decreased ¥2,976 million, or 7.8%, from ¥38,351 million for the three months ended December 31, 2009 to ¥35,375 million for the three months ended December 31, 2010. This decrease was primarily due to a decrease in our average unit price mainly as a result of the negative impact of the Japanese yen appreciating against the U.S. dollar, more than offsetting an overall increase in demand for hard disk drives spindle motors and general motors for automobiles. Net sales to external customers of NCJ decreased ¥541 million, or 3.0%, from ¥18,144 million for the three months ended December 31, 2009 to ¥17,603 million for the three months ended December 31, 2010. Net sales to other operating segments of NCJ decreased ¥2,435 million, or 12.1%, from ¥20,207 million for the three months ended December 31, 2009 to ¥17,772 million for the three months ended December 31, 2010. Operating income of NCJ decreased ¥1,041 million, or 39.3%, from ¥2,648 million for the three months ended December 31, 2009 to ¥1,607 million for the three months ended December 31, 2010. This decrease in operating income was due primarily to a decrease in royalty and commission fees from subsidiaries in addition to the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of NIRT decreased ¥2,812 million, or 8.3%, from ¥34,003 million for the three months ended December 31, 2009 to ¥31,191 million for the three months ended December 31, 2010. This was primarily due to the appreciation of the Japanese yen against the U.S. dollar. Operating income of NIRT decreased ¥1,185 million, or 18.1%, from ¥6,547 million for the three months ended December 31, 2009 to ¥5,362 million for the three months ended December 31, 2010. This was primarily due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and an increase in depreciation expenses as a result of increased investments in manufacturing facilities in Thailand.

Net sales of NIPC increased ¥481 million, or 7.0%, from ¥6,905 million for the three months ended December 31, 2009 to ¥7,386 million for the three months ended December 31, 2010. This was primarily due to an increase in sales volume of hard disk drives spindle motors reflecting increasing demand from a major customer in China. Operating income of NIPC decreased ¥159 million, or 24.3%, from ¥653 million for the three months ended December 31, 2009 to ¥494 million for the three months ended December 31, 2010. This decrease was primarily due to an increase in royalty and commission fees to NCJ.

Net sales of NIDC decreased ¥2,697 million, or 33.0%, from ¥8,161 million for the three months ended December 31, 2009 to ¥5,464 million for the three months ended December 31, 2010. This decrease was primarily due to a decrease in sales volume of DC motors as a result of inventory adjustments made by main customers. Operating income of NIDC decreased ¥1,150 million, or 76.4%, from ¥1,505 million for the three months ended December 31, 2009 to ¥355 million for the three months ended December 31, 2010. This decrease was primarily due to increases in wages and raw material costs in addition to lower sales.

Net sales of NILS decreased ¥2,261 million, or 34.2%, from ¥6,614 million for the three months ended December 31, 2009 to ¥4,353 million for the three months ended December 31, 2010, primarily due to a decreases in sales volume for DC motors and hard disk drives spindle motors as a result of a major customer’s relocation of manufacturing to China for cost reduction. Operating income of NILS decreased ¥38 million, or 52.8%, from ¥72 million for the three months ended December 31, 2009 to ¥34 million for the three months ended December 31, 2010. This was primarily due to lower sales.

Net sales of NIHC increased ¥499 million, or 3.7%, from ¥13,507 million for the three months ended December 31, 2009 to ¥14,006 million for the three months ended December 31, 2010. This increase was primarily due to an increase in sales of hard disk drives spindle motors as a result of stronger customer demand. Operating income of NIHC decreased ¥80 million, or 47.3%, from ¥169 million for the three months ended December 31, 2009 to ¥89 million for the three months ended December 31, 2010. This decrease was mainly due to an increase in sales of products with lower margins, a decrease in sales of products of higher margins and an increase in service fees paid to other subsidiaries.

Net sales of NILF decreased ¥1,953 million, or 19.2%, from ¥10,170 million for the three months ended December 31, 2009 to ¥8,217 million for the three months ended December 31, 2010. This decrease was primarily due to a decrease in sales volume of hard disk drives spindle motors as a result of inventory adjustments made by main customers. Operating income of NILF decreased ¥830 million, or 39.6%, from ¥2,094 million for the three months ended December 31, 2009 to ¥1,264 million for the three months ended December 31, 2010. This decrease was primarily due to a decrease in our manufacturing capacity utilization rate in addition to lower sales.

Net sales of NSNK increased ¥3,159 million, or 16.4%, from ¥19,292 million for the three months ended December 31, 2009 to ¥22,451 million for the three months ended December 31, 2010. This was due primarily to a significant increase in demand for LCD panel handling robots. Operating income of NSNK increased ¥111 million, or 4.6%, from ¥2,421 million for the three months ended December 31, 2009 to ¥2,532 million for the three months ended December 31, 2010. This was primarily due to an increase in sales of products with higher margins.

Net sales of NCPL decreased ¥436 million, or 2.5%, from ¥17,681 million for the three months ended December 31, 2009 to ¥17,245 million for the three months ended December 31, 2010. This decrease was primarily due to a decrease in sales volume of digital cameras as a result of product model change. However operating income of NCPL increased ¥178 million, or 9.7%, from ¥1,828 million for the three months ended December 31, 2009 to ¥2,006 million for the three months ended December 31, 2010. This increase was primarily due to further cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of NTSC increased ¥1,023 million, or 15.0%, from ¥6,831 million for the three months ended December 31, 2009 to ¥7,854 million for the three months ended December 31, 2010. This was primarily due to a significant increase in demand for automotive parts and machinery. Operating income of NTSC increased ¥284 million, or 31.3%, from ¥906 million for the three months ended December 31, 2009 to ¥1,190 million for the three months ended December 31, 2010. This was due to improved production cost management through an expansion of overseas manufacturing in addition to the increase in sales.

Net sales of NCEL increased ¥839 million, or 12.9%, from ¥6,510 million for the three months ended December 31, 2009 to ¥7,349 million for the three months ended December 31, 2010. This increase was primarily due to an increase in demand for electronic circuit components and sensors. Operating income of NCEL increased ¥407 million, or 54.7%, from ¥744 million for the three months ended December 31, 2009 to ¥1,151 million for the three months ended December 31, 2010. This was primarily due to cost reductions achieved through enhanced economies of scale resulting from the segment's organic growth, in addition to the increase in sales.

Net sales of NTMC increased ¥5,607 million, or 61.8%, from ¥9,079 million for the three months ended December 31, 2009 to ¥14,686 million for the three months ended December 31, 2010. This was primarily due to an increase in demand for general motors for industrial use in Japan and for use in home appliances in Asia, in addition to ¥3,854 million of sales at Nidec Sole Motors S.R.L and its subsidiary, which were newly consolidated during the three months ended March 31, 2010. Operating income increased ¥479 million, or 88.7%, from ¥540 million for the three months ended December 31, 2009 to ¥1,019 million for the three months ended December 31, 2010. This increase was primarily due to the increase in sales, the impact of newly consolidated companies and cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of NMC was ¥17,621 million and operating income was ¥512 million. Sales and operating income of NMC were newly consolidated in the quarterly reporting period ended December 31, 2010.

Net sales of NMA increased ¥534 million or 5.0%, from ¥10,774 million for the three months ended December 31, 2009 to ¥11,308 million for the three months ended December 31, 2010. This was primarily due to an increase in demand for general motors for automobiles in North America and Europe, resulting from the recent market recovery in the automotive industry. Operating income increased ¥19 million, or 11.7%, from ¥163 million for the three months ended December 31, 2009 to ¥182 million for the three months ended December 31, 2010. This was mainly due to the sales volume increase and cost reduction measures.

With respect to the All Others segment, net sales increased ¥1,900 million, or 5.6%, from ¥34,036 million for the three months ended December 31, 2009 to ¥35,936 million for the three months ended December 31, 2010. This was primarily due to an increase in demand for machinery as well as logistics and service-related businesses included in the “Others” product category. Operating income of this segment decreased ¥319 million, or 7.9%, from ¥4,059 million for the three months ended December 31, 2009 to ¥3,740 million for the three months ended December 31, 2010. This decrease was mainly due to an increase in sales of products with lower margins and the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar.

Liquidity and Capital Resources

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risks during the nine months ended December 31, 2010. For example, in an effort to efficiently use capital, we continue to make effective use of our cash management system, which are shared among our domestic subsidiaries. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks, to management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in the form of Chinese yuan time deposits in preparation for a possible Chinese currency revaluation.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) investment in subsidiaries, (4) mergers and acquisitions, (5) repayment of short-term borrowings and long-term debt, (6) purchases of raw materials, and (7) employees’ salaries, wages and other payroll costs. We expect to cover the foregoing capital needs with cash provided by our operating and financing activities.

We acquired the EMC business for ¥56,528 million in cash on September 30, 2010. In addition, we significantly increased our capital investments and our equity holdings in subsidiaries. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

We issued an aggregate principal amount of ¥100,000 million of euro yen convertible bonds due 2015 on September 21, 2010. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. Through the issuance of corporate bonds, we sought to maintain our financial agility in mergers and acquisitions, research and development activities and facilities investments by reducing interest and other financing expenses. For more information, see Note 7 to our unaudited consolidated interim financial statements included elsewhere in this report.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We believe that these funding sources will sufficiently meet our capital requirements for the next 12 months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥45,015 million, or 6.5%, from ¥692,791 million as of March 31, 2010 to ¥737,806 million as of December 31, 2010. Excluding the contribution from the newly consolidated companies, total assets decreased ¥25,446 million from ¥692,791 million as of March 31, 2010 to ¥667,345 million as of December 31, 2010. The increase of ¥45,015 million in total assets was mainly due to an increase in goodwill of ¥28,015 million recorded in connection with our acquisition with the EMC business, an increase in property, plant and equipment of ¥21,652 million as a result of our additional capital investments and our acquisition of the EMC business, and an increase in inventories of ¥18,259 million owing to increases in some customers’ orders. For more information regarding our recent acquisitions, see Note 3 to our unaudited consolidated interim financial statements included elsewhere in this report. Cash and cash equivalents decreased ¥34,323 million as described below under “Cash Flows”.

Our total liabilities increased ¥47,512 million, or 16.3%, from ¥291,260 million as of March 31, 2010 to ¥338,772 million as of December 31, 2010. Excluding the contribution from the newly consolidated companies, total liabilities increased ¥32,619 million from ¥291,260 million as of March 31, 2010 to ¥323,879 million as of December 31, 2010. The increase of ¥47,512 million was mainly due to an increase in long-term debt partly as a result of the issuance of corporate bonds described above. Short-term borrowings decreased ¥59,609 million partly as a result of repayment with the proceeds from the issuance of corporate bonds.

Our working capital, defined as current assets less current liabilities, increased ¥47,505 million, or 42.2%, from ¥112,618 million as of March 31, 2010 to ¥160,123 million as of December 31, 2010. This was mainly due to the repayment of short-term borrowings with the proceeds from the issuance of corporate bonds.

Our total Nidec Corporation shareholders’ equity increased ¥3,186 million, or 0.9%, from ¥340,309 million as of March 31, 2010 to ¥343,495 million as of December 31, 2010. This increase was mainly due to an increase in retained earnings of ¥29,687 million, which was partially offset by an increase in negative foreign currency translation adjustments of ¥21,460 million due to the appreciation of the Japanese yen against other currencies. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 2.5 percentage points from 49.1% as of March 31, 2010 to 46.6% as of December 31, 2010.

Cash Flows

Net cash provided by operating activities decreased ¥11,021 million from ¥67,147 million for the nine months ended December 31, 2009 to ¥56,126 million for the nine months ended December 31, 2010. Although our consolidated net income increased ¥13,370 million, net cash provided by operating activities decreased primarily due to the negative impact of changes in operating assets and liabilities of ¥19,167 million.

For the nine months ended December 31, 2010, we had ¥56,126 million of net cash inflows from operating activities primarily due to consolidated net income of ¥46,003 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥17,926 million, which consisted of an increase in operating assets of ¥20,790 million and an increase in notes and accounts payable of ¥2,864 million. The increase in operating assets of ¥20,790 million was primarily due to increases in sales and some of our customers' demand, which resulted in higher inventory levels.

For the nine months ended December 31, 2009, we had ¥67,147 million of net cash inflows from operating activities primarily due to consolidated net income of ¥32,633 million. In addition, net cash provided by operating activities were positively impacted by changes in operating assets and liabilities of ¥1,241 million, which consisted of an increase in notes and accounts payable of ¥29,444 million, which was offset in part by an increase in operating assets of ¥28,203 million resulting primarily from a recovery in sales.

Net cash used in investing activities increased ¥63,430 million from ¥30,765 million for the nine months ended December 31, 2009 to ¥94,195 million for the nine months ended December 31, 2010. The increase in net cash used in investing activities were mainly due to an increase in acquisitions of business, net of cash acquired, of ¥49,461 million and an increase in additions to property, plant and equipment of ¥14,920 million, resulting from our increased capital investments.

For the nine months ended December 31, 2010, we had ¥94,195 million of net cash outflows relating to investing activities mainly due to acquisitions of business, net of cash acquired, of ¥52,040 million, including our acquisition of the EMC business, and additions to property, plant and equipments of ¥41,523 million.

For the nine months ended December 31, 2009, we had ¥30,765 million of net cash outflows relating to investment activities mainly due to additions to property, plant and equipments of ¥26,603 million.

We had net cash provided by financing activities of ¥14,350 million for the nine months ended December 31, 2010, while we had net cash used in financing activities of ¥114,395 million for the nine months ended December 31, 2009.

For the nine months ended December 31, 2010, we had ¥14,350 million of net cash inflows from financing activities mainly due to the proceeds from the issuance of corporate bonds of ¥100,500 million. Our cash outflows for the nine months ended December 31, 2010 primarily resulted from a decrease in short-term borrowings of ¥58,917 million, and dividends paid to shareholders of Nidec Corporation of ¥11,143 million.

For the nine months ended December 31, 2009, we had ¥114,395 million of net cash outflows relating to financing activities mainly due to a decrease in short-term borrowings of ¥101,494 million and dividends paid to shareholders of Nidec Corporation of ¥7,661 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥34,323 million from ¥123,309 million as of March 31, 2010 to ¥88,986 million as of December 31, 2010. We hold our cash and cash equivalents primarily in U.S. dollars, Japanese yen, Thai baht and Chinese yuan.

Net cash provided by operating activities increased ¥2,134 million from ¥19,505 million for the three months ended December 31, 2009 to ¥21,639 million for the three months ended December 31, 2010. Although our consolidated net income decreased ¥2,783 million, net cash provided by operating activities increased primarily due to the positive impact of changes in operating assets and liabilities of ¥2,786 million.

For the three months ended December 31, 2010, we had ¥21,639 million of net cash inflows from operating activities primarily due to consolidated net income of ¥15,237 million.

For the three months ended December 31, 2009, we had ¥19,505 million of net cash inflows from operating activities primarily due to consolidated net income of ¥18,020 million, offset in part by the negative impact of changes in operating assets and liabilities of ¥4,768 million, which consisted of an increase in operating assets of ¥18,741 million and an increase in notes and accounts payable of ¥13,973 million primarily due to an increase in customer demand.

Net cash used in investing activities decreased ¥3,005 million from ¥15,875 million for the three months ended December 31, 2009 to ¥12,870 million for the three months ended December 31, 2010.

For the three months ended December 31, 2010, we had ¥12,870 million of net cash outflows relating to investing activities mainly due to additions to property, plant and equipment of ¥12,711 million.

For the three months ended December 31, 2009, we had ¥15,875 million of net cash outflows relating to investing activities mainly due to additions to property, plant and equipment of ¥12,877 million.

Net cash used in financing activities decreased ¥2,694 million from ¥7,313 million for the three months ended December 31, 2009 to ¥4,619 million for the three months ended December 31, 2010. This decrease in net cash used in financing activities were mainly due to an increase in short-term borrowings of ¥11,684 million to make yen-denominated expenses and payments, which was partially offset by purchases of treasury stock of ¥6,379 million and an increase in dividends paid to shareholders of Nidec Corporation of ¥2,089 million.

For the three months ended December 31, 2010, we had ¥4,619 million of net cash outflows from financing activities mainly due to purchases of treasury stock of ¥6,383 million and dividends paid to shareholders of Nidec Corporation of ¥5,571 million which was offset in part by an increase in short-term borrowings of ¥9,035 million.

For the three months ended December 31, 2009, we had ¥7,313 million of net cash outflows relating to financing activities mainly due to dividends paid to shareholders of Nidec corporation of ¥3,482 million and a decrease in short-term borrowings of ¥2,649 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥1,194 million from ¥87,792 million as of September 30, 2010 to ¥88,986 million as of December 31, 2010.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	December 31, 2010	December 31, 2010
Current assets:
Cash and cash equivalents	¥123,309	¥88,986	$1,091,987
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥398 million on March 31, 2010 and ¥503 million ($6,173 thousand) on December 31, 2010
Notes	10,968	15,112	185,446
Accounts	151,430	157,383	1,931,317
Inventories:
Finished goods	28,323	37,096	455,221
Raw materials	19,428	23,896	293,238
Work in progress	17,995	21,777	267,235
Project in progress	653	1,338	16,419
Supplies and other	3,104	3,655	44,853
Other current assets	19,673	20,888	256,326
Total current assets	374,883	370,131	4,542,042

Marketable securities and other securities investments	17,462	15,820	194,134
Investments in and advances to affiliated companies	614	646	7,927
	18,076	16,466	202,061
Property, plant and equipment:
Land	39,605	39,948	490,220
Buildings	127,152	132,785	1,629,464
Machinery and equipment	269,208	280,259	3,439,183
Construction in progress	12,436	13,998	171,775
	448,401	466,990	5,730,642
Less - Accumulated depreciation	(247,094)	(244,031)	(2,994,613)
	201,307	222,959	2,736,029
Goodwill	72,231	100,246	1,230,163
Other non-current assets, net of allowance for doubtful accounts of ¥1,432 million on March 31, 2010 and ¥1,389 million ($17,045 thousand) on December 31, 2010	26,294	28,004	343,650
Total assets	¥692,791	¥737,806	$9,053,945

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	December 31, 2010	December 31, 2010
Current liabilities:
Short-term borrowings	¥115,467	¥55,858	$685,458
Current portion of long-term debt	1,497	1,467	18,002
Trade notes and accounts payable	109,143	114,727	1,407,866
Other current liabilities	36,158	37,956	465,775
Total current liabilities	262,265	210,008	2,577,101

Long-term liabilities:
Long-term debt	1,745	101,945	1,251,012
Accrued pension and severance costs	15,542	11,850	145,417
Other long-term liabilities	11,708	14,969	183,691
Total long-term liabilities	28,995	128,764	1,580,120

Commitments and contingencies (Note 11)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2010 and 145,075,080 shares on December 31, 2010	66,551	66,551	816,677
Additional paid-in capital	69,090	67,243	825,169
Retained earnings	257,255	286,942	3,521,193
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(29,234)	(50,694)	(622,089)
Unrealized gains from securities, net of reclassification adjustments	1,747	1,211	14,861
Unrealized gains from derivative instruments qualifying for cash flow hedges	-	193	2,368
Pension liability adjustments	(1,033)	(499)	(6,123)

Treasury stock, at cost: 5,784,406 shares on March 31, 2010 and 5,923,377 shares on December 31, 2010	(24,067)	(27,452)	(336,876)
Total Nidec Corporation shareholders’ equity	340,309	343,495	4,215,180
Noncontrolling interests	61,222	55,539	681,544
Total equity	401,531	399,034	4,896,724
Total liabilities and equity	¥692,791	¥737,806	$9,053,945

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010

Net sales	¥152,391	¥179,255	$2,199,718
Operating expenses:
Cost of products sold	110,104	136,339	1,673,076
Selling, general and administrative expenses	12,338	13,566	166,475
Research and development expenses	6,433	7,321	89,839
	128,875	157,226	1,929,390
Operating income	23,516	22,029	270,328
Other income (expense):
Interest and dividend income	225	272	3,338
Interest expense	(144)	(103)	(1,264)
Foreign exchange gain (loss) , net	1,750	(1,785)	(21,905)
Loss on marketable securities, net	(233)	(29)	(356)
Other, net	185	(347)	(4,258)
	1,783	(1,992)	(24,445)
Income from continuing operations before income taxes	25,299	20,037	245,883
Income taxes	(7,311)	(4,801)	(58,915)
Equity in net income of affiliated companies	32	1	12
Income from continuing operations	18,020	15,237	186,980
Loss on discontinued operations	-	-	-
Consolidated net income	18,020	15,237	186,980
Less: Net income attributable to noncontrolling interests	(1,705)	(1,421)	(17,438)
Net income attributable to Nidec Corporation	¥16,315	¥13,816	$169,542

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥117.13	¥99.08	$1.22
Loss on discontinued operations attributable to Nidec Corporation	-	-	-
Net income attributable to Nidec Corporation	117.13	99.08	1.22
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	117.13	92.72	1.14
Loss on discontinued operations attributable to Nidec Corporation	-	-	-
Net income attributable to Nidec Corporation	117.13	92.72	1.14
Cash dividends paid	¥25.00	¥40.00	$0.49

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥16,315	¥13,816	$169,542
Loss on discontinued operations attributable to Nidec Corporation	-	-	-
Net income attributable to Nidec Corporation	¥16,315	¥13,816	$169,542

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010

Net sales	¥421,134	¥520,046	$6,381,716
Operating expenses:
Cost of products sold	315,332	385,451	4,730,040
Selling, general and administrative expenses	35,771	40,616	498,418
Research and development expenses	18,194	20,428	250,681
	369,297	446,495	5,479,139
Operating income	51,837	73,551	902,577
Other income (expense):
Interest and dividend income	602	741	9,093
Interest expense	(539)	(321)	(3,939)
Foreign exchange loss, net	(3,953)	(11,455)	(140,569)
Gain (loss) from marketable securities, net	7	(235)	(2,884)
Other, net	(181)	(951)	(11,670)
	(4,064)	(12,221)	(149,969)
Income from continuing operations before income taxes	47,773	61,330	752,608
Income taxes	(13,806)	(15,332)	(188,146)
Equity in net (loss) income of affiliated companies	(47)	5	61
Income from continuing operations	33,920	46,003	564,523
Loss on discontinued operations	(1,287)	-	-
Consolidated net income	32,633	46,003	564,523
Less: Net income attributable to noncontrolling interests	(2,530)	(5,173)	(63,480)
Net income attributable to Nidec Corporation	¥30,103	¥40,830	$501,043

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥222.78	¥293.02	$3.60
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	216.12	293.02	3.60
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	222.78	285.75	3.51
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	216.12	285.75	3.51
Cash dividends paid	¥55.00	¥80.00	$0.98

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥31,032	¥40,830	$501,043
Loss on discontinued operations attributable to Nidec Corporation	(929)	-	-
Net income attributable to Nidec Corporation	¥30,103	¥40,830	$501,043

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010

Cash flows from operating activities:
Consolidated net income	¥32,633	¥46,003	$564,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,064	25,087	307,854
(Gain) loss from marketable securities, net	(7)	235	2,884
Loss on sales, disposal or impairment of property, plant and equipment	970	282	3,461
Equity in net loss (income) of affiliated companies	47	(6)	(74)
Foreign currency adjustments	4,432	6,677	81,936
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(23,319)	(5,724)	(70,242)
Increase in inventories	(4,884)	(15,066)	(184,882)
Increase in notes and accounts payable	29,444	2,864	35,145
Other	4,767	(4,226)	(51,858)
Net cash provided by operating activities	67,147	56,126	688,747

Cash flows from investing activities:
Additions to property, plant and equipment	(26,603)	(41,523)	(509,547)
Proceeds from sales of property, plant and equipment	538	260	3,191
Acquisitions of business, net of cash acquired	(2,579)	(52,040)	(638,606)
Other	(2,121)	(892)	(10,947)
Net cash used in investing activities	(30,765)	(94,195)	(1,155,909)

Cash flows from financing activities:
Decrease in short-term borrowings	(101,494)	(58,917)	(722,997)
Repayments of long-term debt	(1,281)	(1,250)	(15,339)
Proceeds from issuance of corporate bonds	-	100,500	1,233,280
Purchases of treasury stock	(7)	(6,387)	(78,378)
Payments for additional investments in subsidiaries	(2,821)	(7,114)	(87,299)
Dividends paid to shareholders of Nidec Corporation	(7,661)	(11,143)	(136,741)
Dividends paid to noncontrolling interests	(1,196)	(1,655)	(20,309)
Other	65	316	3,878
Net cash (used in) provided by financing activities	(114,395)	14,350	176,095

Effect of exchange rate changes on cash and cash equivalents	(5,398)	(10,604)	(130,126)
Net decrease in cash and cash equivalents	(83,411)	(34,323)	(421,193)
Cash and cash equivalents at beginning of period	200,966	123,309	1,513,180
Cash and cash equivalents at end of period	¥117,555	¥88,986	$1,091,987

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2010 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2010, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2010, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥81.49 = US$1, the approximate current exchange rate at December 31, 2010.

As of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the NTSC reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations".

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of a portion of a financial assets as sale, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.”  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  ASU 2010-28 is effective for fiscal years and interim periods within those years, beginning after December 15, 2010. Early adoption is prohibited. NIDEC is currently evaluating the potential impact from adopting ASU 2010-28 on its consolidated financial position, results of operations and liquidity.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2010-29 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions:

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Zhejiang) Corporation, currently Nidec Bearing (Zhejiang) Corporation (“NIBC”), and NTN-Nidec (Thailand) Co.,Ltd., currently Nidec Bearing (Thailand) Co., Ltd. (“NITC”). NIDEC previously owned 40.0% of the voting rights of NIBC and NIBT. As a result, NIDEC acquired all of the voting rights of NIBC and NIBT. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On January 26, 2010, NIDEC acquired all of the voting rights of the household motor business of Appliances Components Companies S.p.A.. As a result, NIDEC has included Nidec Sole Motor Corporation S.R.L. (“NSMC”) in its scope of consolidation as wholly owned subsidiaries of NIDEC. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On February 26, 2010, NIDEC acquired 864,000 shares (or, 90.0%) of SC WADO Co., Ltd. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On September 30, 2010, NIDEC acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls (“EMC”) business which consists of industrial, air conditioning and home appliance motor business for cash of ¥56,528 million in order to address the need of rapidly globalizing customers by securing a strong presence in North America to complement existing operations in Asia and Europe. NIDEC also aims to complement and expand its product lineup and accelerate operational growth by effectively blending NIDEC’s industry-leading brushless motor technologies with the EMC business.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. Due to the time constraint since the acquisition date, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained.

	Yen in millions	U.S. dollars in thousands
	September 30, 2010	September 30, 2010
Current assets	¥27,378	$335,967
Goodwill	30,755	377,408
Other non-current assets	12,925	158,609
Non-current assets	43,680	536,017
Total assets acquired	71,058	871,984
Total liabilities assumed	14,530	178,304
Net assets acquired	¥56,528	$693,680

Net sales and earnings of EMC that are included in the consolidated statements of income for the nine months ended December 31, 2010 are ¥17,621 million ($216,235 thousand) and ¥402 million ($4,933 thousand), respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following represents the unaudited pro forma results of operations of NIDEC for the nine months ended December 31, 2009 and 2010, as if the acquisition of EMC had occurred on April 1, 2009 and 2010. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31 (Unaudited)		For the nine months ended December 31,
	2009	2010	2010
			(Unaudited)

Pro forma net sales	¥477,329	¥561,468	$6,890,023
Pro forma net income	32,262	43,527	534,139

	Yen		U.S. dollars
Pro forma net income attributable to Nidec Corporation per share
- basic	¥231.62	¥312.38	$3.83
- diluted	231.62	304.64	3.74

4. Goodwill:

The changes in the carrying amount of goodwill for the nine months ended December 31, 2010 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2010
Goodwill	¥72,818	$893,582
Accumulated impairment losses	(587)	(7,203)
	72,231	886,379

Acquisition	30,755	377,408
Translation adjustments and Others	(2,740)	(33,624)

Balance as of December 31, 2010
Goodwill	100,833	1,237,366
Accumulated impairment losses	(587)	(7,203)
	¥100,246	$1,230,163

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,993	¥7,714	¥143	¥16,564

Held-to-maturity
Japanese government debt securities	200	-	-	200
	¥9,193	¥7,714	¥143	¥16,764

Securities not practicable to fair value
Equity securities	¥698

	Yen in millions
	December 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,577	¥6,670	¥182	¥15,065

Held-to-maturity
Japanese government debt securities	200	3	-	203
	¥8,777	¥6,673	¥182	¥15,268

Securities not practicable to fair value
Equity securities	¥555

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	December 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$105,252	$81,851	$2,233	$184,870

Held-to-maturity
Japanese government debt securities	2,454	37	-	2,491
	$107,706	$81,888	$2,233	$187,361

Securities not practicable to fair value
Equity securities	$6,810

The net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥536 million ($6,577 thousand) during the nine months ended December 31, 2010, and increased by ¥2,164 million during the year ended March 31, 2010.

Proceeds from sales of available-for-sale securities was ¥17 million ($209 thousand) for the three months ended December 31, 2010. On those sales, gross realized gains were ¥4 million ($49 thousand) and gross realized losses were ¥0 million ($0 thousand) for the three months ended December 31, 2010.

Proceeds from sales of available-for-sale securities was ¥68 million ($834 thousand) for the nine months ended December 31, 2010. On those sales, gross realized gains were ¥10 million ($123 thousand) and gross realized losses were ¥0 million ($0 thousand) for the nine months ended December 31, 2010.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥359	¥30	¥349	¥113

	Yen in millions
	December 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,098	¥131	¥256	¥51

	U.S. dollars in thousands
	December 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	$13,474	$1,608	$3,141	$626

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of December 31, 2010, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of December 31, 2010 and March 31, 2010, held-to-maturity securities of ¥200 million ($2,454 thousand) and ¥200 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2009 and 2010 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling Interests	Total equity
For the nine months ended December 31, 2009:
Balance at March 31, 2009	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income	30,103	2,530	32,633
Other comprehensive income (loss):
Foreign currency translation adjustments	(5,330)	(435)	(5,765)
Unrealized gains from securities, net of reclassification adjustment	1,372	407	1,779
Pension liability adjustments	6	11	17
Total comprehensive income	26,151	2,513	28,664
Purchase of treasury stock	(7)	-	(7)
Dividends paid to shareholders of Nidec Corporation	(7,661)	-	(7,661)
Dividends paid to noncontrolling interests	-	(1,196)	(1,196)
Capital transaction with consolidated subsidiaries and other	53	(2,915)	(2,862)
Balance at December 31, 2009	¥315,684	¥58,941	¥374,625

For the nine months ended December 31, 2010:
Balance at March 31, 2010	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income	40,830	5,173	46,003
Other comprehensive income (loss):
Foreign currency translation adjustments	(21,460)	(882)	(22,342)
Unrealized losses on securities, net of reclassification adjustment	(536)	(118)	(654)
Unrealized gains from derivative instruments qualifying for cash flow hedges	193	-	193
Pension liability adjustments	534	6	540
Total comprehensive income	19,561	4,179	23,740
Purchase of treasury stock	(6,387)	-	(6,387)
Change in ownership of Nidec Servo in connection with share exchange transaction	4,188	(3,725)	463
Dividends paid to shareholders of Nidec Corporation	(11,143)	-	(11,143)
Dividends paid to noncontrolling interests	-	(1,655)	(1,655)
Capital transaction with consolidated subsidiaries and other	(3,033)	(4,482)	(7,515)
Balance at December 31, 2010	¥343,495	¥55,539	¥399,034

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2010:
Balance at March 31, 2010	$4,176,083	$751,282	$4,927,365
Comprehensive income:
Net income	501,043	63,480	564,523
Other comprehensive income (loss):
Foreign currency translation adjustments	(263,345)	(10,823)	(274,168)
Unrealized losses on securities, net of reclassification adjustment	(6,577)	(1,448)	(8,025)
Unrealized gains from derivative instruments qualifying for cash flow hedges	2,368	-	2,368
Pension liability adjustments	6,553	74	6,627
Total comprehensive income	240,042	51,283	291,325
Purchase of treasury stock	(78,378)	-	(78,378)
Change in ownership of Nidec Servo in connection with share exchange transaction	51,393	(45,711)	5,682
Dividends paid to shareholders of Nidec Corporation	(136,741)	-	(136,741)
Dividends paid to noncontrolling interests	-	(20,309)	(20,309)
Capital transaction with consolidated subsidiaries and other	(37,219)	(55,001)	(92,220)
Balance at December 31, 2010	$4,215,180	$681,544	$4,896,724

The Company purchased additional interests in major subsidiaries from each noncontrolling interest. These purchases of additional interests were primarily related to NSNK and NCPL. As a result, these capital transactions primarily increased the Company’s interests in NSNK and NCPL from 73.8% and 59.6% to 75.6% and 64.1%, respectively.

On October 1, 2010, the Company made NSRV a wholly owned subsidiary by way of share exchange transaction. The Company allocated 721,534 shares of its common stock held in treasury, for the share exchange transaction. As a result of this share exchange transaction the Company's interests in NSRV increased from 64.3% to 100%.

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions	U.S. dollars in thousands
	December 31, 2010	December 31, 2010
Principal amount	¥100,000	$1,227,145
Unamortized premium	472	5,792
Total	¥100,472	$1,232,937

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 ($130) and the number of convertible shares is 9,410,878 as of December 31, 2010.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2009 and 2010 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Net periodic pension cost for defined benefit plans:
Service cost	¥321	¥292	$3,583
Interest cost	137	116	1,423
Expected return on plan assets	(32)	(46)	(564)
Amortization of net actuarial loss	32	31	380
Amortization of prior service credit	(16)	(34)	(417)
Net periodic pension cost for defined benefit plans	442	359	4,405
Cost for multiemployer pension plans	69	51	626
Cost for defined contribution plans	¥71	¥367	$4,504

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2009 and 2010 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Net periodic pension cost for defined benefit plans:
Service cost	¥993	¥876	$10,750
Interest cost	411	333	4,086
Expected return on plan assets	(94)	(140)	(1,718)
Amortization of net actuarial loss	94	86	1,055
Amortization of prior service credit	(47)	(102)	(1,252)
Gains from curtailments and settlements	-	(186)	(2,282)
Net periodic pension cost for defined benefit plans	1,357	867	10,639
Cost for multiemployer pension plans	158	156	1,914
Cost for defined contribution plans	¥254	¥633	$7,768

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three and nine months ended December 31, 2009 and 2010:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the three months ended December 31, 2009:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	16,315	139,291	117.13
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥16,315	139,291	¥117.13
For the three months ended December 31, 2010:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,816	139,438	¥99.08	$1.22
Effect of dilutive securities:
Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,801	148,849	¥92.72	$1.14

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the nine months ended December 31, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥31,032	139,292	¥222.78
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)
Net income attributable to Nidec Corporation	30,103	139,292	216.12
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	31,032	139,292	222.78
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)
Net income attributable to Nidec Corporation	¥30,103	139,292	¥216.12
For the nine months ended December 31, 2010:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥40,830	139,340	¥293.02	$3.60
Effect of dilutive securities:
Zero coupon convertible bonds	(16)	3,490
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥40,814	142,830	¥285.75	$3.51

NIDEC has no dilutive securities outstanding for the three and nine months ended December 31, 2009, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the nine months ended December 31, 2009 and 2010. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Nine months ended December 31
	2009	2010
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(21.5)	(20.0)
Tax (benefit) on undistributed earnings	3.4	(1.4)
Valuation allowance	2.3	0.4
Liabilities for unrecognized tax benefits	4.9	4.6
Other	(1.2)	0.4
Estimated effective income tax rate	28.9%	25.0%

The estimated effective income tax rate for the nine months ended December 31, 2010 was 25.0%, 3.9 percentage points lower compared with the effective income tax rate for the nine months ended December 31, 2009. The main reason for the decrease was the net impact of a decrease in tax (benefit) on undistributed earnings, a decrease in valuation allowance, and a decrease in the impact of tax benefit in foreign subsidiaries.

11. Contingencies:

NIDEC has guaranteed approximately ¥126 million ($1,546 thousand) of bank loans for employees in connection with their housing costs at December 31, 2010. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥126 million ($1,546 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Derivatives:

NIDEC manages the exposures to fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However certain derivatives may qualify for hedge accounting as a cash flow hedge, if the hedging relationship is expected to be highly effective in achieving offsetting of cash flows of the hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these derivatives designated as cash flow hedges are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

NIDEC designates certain foreign exchange forward contracts and commodities agreements as cash flow hedges. NIDEC formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. NIDEC also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, NIDEC discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the previously recognized net derivative gains or losses remain in accumulated other comprehensive income until the hedged transaction occurs, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into earnings immediately.

Cash flow hedges

NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC uses derivatives such as foreign exchange forward contracts and interest rate currency swaps to protect against foreign exchange rate risks and interest rate risks. NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments under ASC 815 are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	December 31, 2010	December 31, 2010
Foreign exchange forward contracts	¥-	¥3,846	$47,196
Commodity futures	-	793	9,731

Derivatives not designated as hedging instruments under ASC 815 are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	December 31, 2010	December 31, 2010
Foreign exchange forward contracts	¥123	¥34	$417
Interest rate currency swap agreements	48	24	295

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge under ASC 815 are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2010	December 31, 2010	December 31, 2010
Foreign exchange forward contracts	Other current assets	¥-	¥519	$6,369
Commodity futures	Other current assets	-	317	3,890

Derivatives not designated as hedging instruments under ASC 815 are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2010	December 31, 2010	December 31, 2010
Foreign exchange forward contracts	Other current assets	¥-	¥1	$12
Interest rate currency swap agreements	Other current assets	-	2	25

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2010	December 31, 2010	December 31, 2010
Foreign exchange forward contracts	Other current liabilities	¥2	¥-	$-
Interest rate currency swap agreements	Other current liabilities	0	-	-

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended December 31, 2009 and 2010

Derivatives designated as cash flow hedge under ASC 815 are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Foreign exchange forward contracts	¥-	¥83	$1,018
Commodity futures	-	110	1,350

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended December 31
		2009	2010	2010
Foreign exchange forward contracts	Cost of sales	¥-	¥13	$160
Commodity futures	Cost of sales	-	10	123

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended December 31, 2010.

A net gain of ¥183million ($2,246 thousand) in accumulated other comprehensive income at December 31, 2010 is expected to be reclassified into earnings within the next 12 months.

As of December 31, 2010, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 17 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments under ASC 815 are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended December 31
		2009	2010	2010
Foreign exchange forward contracts	Other, net	¥(5)	¥1	$12
Interest rate currency swap agreements	Other, net	(2)	3	37

The Effect of Derivative Instruments on the Consolidated Statements of Income for the nine months ended December 31, 2009 and 2010

Derivatives designated as cash flow hedge under ASC 815 are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Foreign exchange forward contracts	¥-	¥83	$1,018
Commodity futures	-	110	1,350

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the nine months ended December 31
		2009	2010	2010
Foreign exchange forward contracts	Cost of sales	¥-	¥13	$160
Commodity futures	Cost of sales	-	10	123

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the nine months ended December 31, 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments under ASC 815 are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the nine months ended December 31
		2009	2010	2010
Foreign exchange forward contracts	Other, net	¥(0)	¥3	$37
Interest rate currency swap agreements	Other, net	3	2	25

13. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,564	¥16,564	-	-
Liabilities:
Derivatives	¥2	-	¥2	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥15,065	¥15,065	-	-
Derivatives	¥839	317	¥522	-
Total Assets	¥15,904	¥15,382	¥522	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	$184,870	$184,870	-	-
Derivatives	$10,296	3,890	$6,406	-
Total Assets	$195,166	$188,760	$6,406	-

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2010
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥123,309	¥123,309
Short-term investments	3,891	3,891
Short-term loan receivable	158	158
Long-term loan receivable	358	363
Short-term borrowings	(115,467)	(115,467)
Long-term debt including the current portion and excluding capital lease obligation	¥(641)	¥(579)

	Yen in millions		U.S. dollars in thousands
	December 31, 2010		December 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥88,986	¥88,986	$1,091,987	$1,091,987
Short-term investments	2,717	2,717	33,342	33,342
Short-term loan receivable	169	169	2,074	2,074
Long-term loan receivable	358	367	4,393	4,504
Short-term borrowings	(55,858)	(55,858)	(685,458)	(685,458)
Long-term debt including the current portion and excluding capital lease obligation	¥(101,057)	¥(108,997)	$(1,240,116)	$(1,337,550)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

14. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended December 31, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥52,996	¥48,834	$599,264
Other small precision brushless DC motors	19,752	16,354	200,687
Brushless DC fans	8,072	8,707	106,847
Other small precision motors	4,215	4,536	55,663
Sub-total	85,035	78,431	962,461
General motors	18,043	43,063	528,445
Machinery	12,173	20,025	245,736
Electronic and optical components	28,911	28,649	351,565
Others	8,229	9,087	111,511
Consolidated total	¥152,391	¥179,255	$2,199,718

The following table provides product information for the nine months ended December 31, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥150,626	¥153,213	$1,880,145
Other small precision brushless DC motors	55,748	56,345	691,435
Brushless DC fans	24,233	26,033	319,462
Other small precision motors	12,829	14,022	172,070
Sub-total	243,436	249,613	3,063,112
General motors	49,874	91,168	1,118,763
Machinery	29,071	58,046	712,308
Electronic and optical components	78,189	95,170	1,167,874
Others	20,564	26,049	319,659
Consolidated total	¥421,134	¥520,046	$6,381,716

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The product category has been changed from “Mid-size motors” to “General motors” due to the addition of Large-size motors for industrial use, resulting from the acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010.

(2) Operating segment information

Beginning in the quarterly reporting period ended September 30, 2010, NIDEC has changed its segment reporting so that it is in line with the changes NIDEC recently made in its management decision-making process. The Company's acquired subsidiaries have been included in its segments for internal management reporting to the chief operating decision maker and for external reporting, because the number of its subsidiaries has been increasing due to recent acquisitions such as the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010 and NIDEC have made modifications to its management style that are designed to enhance profitability at each group company level. The current segment reporting is based on our modified management decision-making process. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three and nine months ended December 31, 2009 and 2010. NIDEC has also changed its abbreviations for the reporting segments, as described below.

Nidec acquired Emerson Electric Co.'s motors and controls business on September 30, 2010. The acquired business has been identified as a reportable operating segment (the "NMC" segment) since the current quarterly reporting period ended December 31, 2010.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The NIRT (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NIPC (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NIDC (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The NILS (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The NIHC (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The NILF (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The NMC segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Nidec Servo Corporation, or NSRV, was not identified as reportable segments since the period ended September 30, 2010, due to their immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss are accounted for under Japanese GAAP, except for NIRT (formerly NET), NIPC (formerly NCC), NIDC (formerly NCD), NILS (formerly NCS), NIHC (formerly NCH), NILF (formerly NCF), NMC and NMA. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show revenue from external customers and other financial information by operating segment for the three and nine months ended December 31, 2009 and 2010, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Net sales to external customers:
NCJ	¥18,144	¥17,603	$216,014
NIRT (formerly NET)	22,573	20,318	249,331
NIPC (formerly NCC)	6,102	6,368	78,145
NIDC (formerly NCD)	1,502	830	10,185
NILS (formerly NCS)	6,501	4,240	52,031
NIHC (formerly NCH)	12,718	13,756	168,806
NILF (formerly NCF)	3,564	1,877	23,034
NSNK	19,047	22,333	274,058
NCPL	16,955	16,617	203,915
NTSC	6,803	7,815	95,901
NCEL	6,502	7,343	90,109
NTMC	8,858	14,469	177,556
NMC	-	17,621	216,235
NMA	8,350	9,606	117,879
All Others	14,201	18,726	229,795
Total	151,820	179,522	2,202,994
Adjustments*1	571	(267)	(3,276)
Consolidated total	¥152,391	¥179,255	$2,199,718

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Net sales to external customers:
NCJ	¥48,318	¥54,494	$668,720
NIRT (formerly NET)	65,386	64,458	790,993
NIPC (formerly NCC)	17,350	19,099	234,372
NIDC (formerly NCD)	4,991	2,985	36,630
NILS (formerly NCS)	19,131	16,288	199,877
NIHC (formerly NCH)	36,305	42,852	525,856
NILF (formerly NCF)	8,212	5,919	72,635
NSNK	52,142	70,221	861,713
NCPL	45,279	55,116	676,353
NTSC	16,462	22,344	274,193
NCEL	17,177	23,123	283,753
NTMC	25,053	42,713	524,150
NMC	-	17,621	216,235
NMA	22,591	27,138	333,023
All Others	42,565	55,106	676,230
Total	420,962	519,477	6,374,733
Adjustments*1	172	569	6,983
Consolidated total	¥421,134	¥520,046	$6,381,716

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Net sales to other operating segments:
NCJ	¥20,207	¥17,772	$218,088
NIRT (formerly NET)	11,430	10,873	133,427
NIPC (formerly NCC)	803	1,018	12,492
NIDC (formerly NCD)	6,659	4,634	56,866
NILS (formerly NCS)	113	113	1,387
NIHC (formerly NCH)	789	250	3,068
NILF (formerly NCF)	6,606	6,340	77,801
NSNK	245	118	1,448
NCPL	726	628	7,706
NTSC	28	39	479
NCEL	8	6	74
NTMC	221	217	2,663
NMC	-	-	-
NMA	2,424	1,702	20,886
All Others	19,835	17,210	211,191
Total	70,094	60,920	747,576
Intersegment elimination	¥(70,094)	¥(60,920)	$(747,576)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Net sales to other operating segments:
NCJ	¥56,985	¥58,238	$714,664
NIRT (formerly NET)	30,196	32,133	394,318
NIPC (formerly NCC)	2,480	2,808	34,458
NIDC (formerly NCD)	18,303	16,163	198,343
NILS (formerly NCS)	266	355	4,356
NIHC (formerly NCH)	3,393	1,109	13,609
NILF (formerly NCF)	19,592	22,681	278,329
NSNK	367	412	5,056
NCPL	1,674	2,088	25,623
NTSC	92	147	1,804
NCEL	22	22	270
NTMC	613	657	8,062
NMC	-	-	-
NMA	6,699	4,803	58,940
All Others	51,461	57,601	706,847
Total	192,143	199,217	2,444,679
Intersegment elimination	¥(192,143)	¥(199,217)	$(2,444,679)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2009	2010	2010
Operating income or loss:
NCJ	¥2,648	¥1,607	$19,720
NIRT (formerly NET)	6,547	5,362	65,800
NIPC (formerly NCC)	653	494	6,062
NIDC (formerly NCD)	1,505	355	4,356
NILS (formerly NCS)	72	34	417
NIHC (formerly NCH)	169	89	1,092
NILF (formerly NCF)	2,094	1,264	15,511
NSNK	2,421	2,532	31,071
NCPL	1,828	2,006	24,617
NTSC	906	1,190	14,603
NCEL	744	1,151	14,125
NTMC	540	1,019	12,505
NMC	-	512	6,283
NMA	163	182	2,233
All Others	4,059	3,740	45,895
Total	24,349	21,537	264,290
U.S. GAAP adjustments to accrue pension and severance costs	90	(12)	(147)
Consolidation adjustments mainly related to elimination of intercompany profits	(332)	381	4,675
Reclassification *1	(302)	(68)	(834)
Others	(289)	191	2,344
Consolidated total	¥23,516	¥22,029	$270,328

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2009	2010	2010
Operating income or loss:
NCJ	¥5,865	¥6,288	$77,163
NIRT (formerly NET)	16,670	17,078	209,572
NIPC (formerly NCC)	1,292	1,755	21,536
NIDC (formerly NCD)	3,432	2,060	25,279
NILS (formerly NCS)	150	178	2,184
NIHC (formerly NCH)	452	471	5,780
NILF (formerly NCF)	4,707	4,724	57,970
NSNK	4,433	9,072	111,327
NCPL	3,636	6,824	83,740
NTSC	1,606	3,122	38,311
NCEL	1,426	3,764	46,190
NTMC	993	3,181	39,035
NMC	-	512	6,283
NMA	11	666	8,173
All Others	7,695	12,480	153,148
Total	52,368	72,175	885,691
U.S. GAAP adjustments to accrue pension and severance costs	270	159	1,951
Consolidation adjustments mainly related to elimination of intercompany profits	(46)	329	4,037
Reclassification *1	(876)	354	4,344
Others	121	534	6,554
Consolidated total	¥51,837	¥73,551	$902,577

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

15. Subsequent event:

Own share repurchase-

On February 5, 2011, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 3,000,000 shares (2.07% of total number of shares issued)
3. Total repurchase amount:	Up to 25 billion yen
4. Period of repurchase:	From February 7, 2011 to February 6, 2012